Endeavour Silver Releases Positive Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico

VANCOUVER, BC -- (Marketwired - May 12, 2015) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today a positive Preliminary Economic Assessment (PEA) for its emerging new high grade silver-gold discovery on the large (6,159 hectares), historic (discovered 1542) and prospective (more than 50 old mines) Terronera Project (previously known as San Sebastian) in Jalisco State, Mexico.

Endeavour acquired an option to purchase the property in 2010, commenced exploration drilling in 2011, discovered the Terronera mineralized zone in 2012, established an initial resource and purchased the property in 2013 and continued infill drilling to delineate a more substantial resource in 2014.

Late last year, Endeavour received the Mexican government approval for its Environmental Impact Assessment (MIA) for a 500 tonne per day project and initiated a Pre-Feasibility Study (PFS) to assess the potential to amend the MIA and build a 1,000 tonne per day (tpd), high grade, underground silver-gold mine at Terronera.

Endeavour commissioned Smith Foster & Associates Inc. to prepare a PEA in compliance with Canadian Securities Administrators NI 43-101 requirements in the course of completing a PFS due later this year. Smith Foster & Associates worked previously with Endeavour on the successful design and expansion of both the Bolanitos and El Cubo plants on time and budget. Their study is based on an NI 43-101 compliant resource estimate dated October 16th, 2014, however a higher cut-off grade was used. All dollar amounts are expressed in U.S. dollars unless otherwise specified.

The positive results of the PEA are as follows:

--  Total pre-production capital expenditures of $65.4 million
--  Construction period of 12 months
--  Total operating revenue of $542 million from estimated sales of 20.4 million ounces (oz) of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold
--  Mine-life of 10.3 years
--  Total operating costs of $287 million at estimated mine-site cash operating costs of $3.93 per oz silver net of gold credits (silver:gold ratio 70:1) based on $83 per tonne total operating costs
--  Total sustaining capital costs of $75 million, including dry stack tailings and life of mine capital, exploration and G&A expenditures at estimated mine-site all-in sustaining costs (AISC) of $7.60 per oz silver net of gold credits
--  Total pre-tax undiscounted cash flow of $115 million
--  Pre-tax base-case net present value (NPV) discounted 5% of $74.5 million
--  After-tax base-case NPV (5%) of $48.6 million
--  After-tax base-case internal rate of return (IRR) of 20.0%
--  After-tax base-case pay-back period of 3.7 years

Bradford Cooke, CEO, stated: "We are pleased with the results of this preliminary economic assessment of the Terronera project. The study supports our expectations that Terronera can be a profitable silver-gold mine with ample potential for growth of the resources, expansion of the operations and improvement of the economics. Our Pre-Feasibility Study is advancing as planned, infill drilling of the Inferred resource is now underway and step-out drilling is scheduled in the second half of this year."

The October 16, 2014 resource estimate, audited by P&E mining Consultants Inc. as a basis for the PEA, includes the following:

Category            Tonnage   Silver   Gold   Ag Eq   Silver   Gold   Ag Eq
                  (M tonnes)  (gpt)   (gpt)   (gpt)    (oz)   (K oz)   (oz)

Indicated            2.94      211     1.65    310    19.9 M   156    30.8 M
Inferred             1.21      218     1.39    302    8.5 M     54    12.3 M

(1) CIM Definition Standards were followed for Mineral Resources

(2) Mineral Resources are estimated by conventional 3D block modelling based on wire-framing at a 100 g/t AgEq cut-off grade and inverse distance cubed grade interpolation.

(3) AgEq is calculated using the formula: AgEq= Ag g/t + (60*Au g/t).

(4) For the purpose of resource estimation, assays were capped at 1,750 g/t for Ag and 7.84 g/t for Au.

(5) Metal prices for the estimate are: US$18.00/oz Ag and US$1,260/ oz Au.

(6) A bulk density of 2.5 tonnes/m3 has been applied for volume to tonnes conversion.

(7) Mineral Resources are estimated from 1,648 m RL to 1,040 m RL, or from surface to approximately 614 m depth.

(8) Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.

(9) A small amount of the resource has been mined at the northwest end of the TRV vein and this material has been removed from resources.

(10) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The resources were estimated using a 100 gpt Ag Eq. cut-off grade assuming a process plant rate of 1,000 tpd with recoveries of 90% silver and 84% gold into a bulk sulfide flotation concentrate. Based on Endeavour's all-in costs of acquisition and exploration to date of around $13 million, the discovery cost per oz has averaged less than $0.30 per oz silver equivalent to date.

P&E Mining Consultants Inc. have applied dilution and mine losses to the mineral resources captured within the PEA mine plan using a cutoff grade of 192 g/t silver equivalent and employing cut and fill mining methodology. The resource utilized in the PEA mine schedule and economic model totaled 3.46 million tonnes grading 213 g/t silver and 1.52 g/t gold at a silver equivalent grade of 304 g/t. The mining extraction was estimated at 95% and dilution was calculated using a 0.3m envelope on the margins of the designed stopes. Dilution percentage varies with the width of the zone and averages 12.7% at an average grade of 69 g/t silver-equivalent.

The PEA economic analysis is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will be upgraded to Indicated Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Endeavour has initiated a $3.4 million Pre-Feasibility program of infill drilling to upgrade and expand the resource, improve the economics of the project, and complete metallurgical testing, condemnation drilling, hydrological studies and geotechnical drilling. A PFS will subsequently be prepared for release later this year.

Endeavour successfully fast tracked the redevelopment of its three existing mines on a small scale for early cash-flow and through continued exploration, was able to make new discoveries, develop new mines and expand the operations to fuel 10 consecutive years of annual organic growth of silver production.

Endeavour management views Terronera as having similar potential for early cash-flow and future expansion. Exploration drilling will continue in 2015 and 2016 as the initial resource is open to the South-East. The Terronera vein has now been traced for over 5 kilometers, and it is just one of many prospective veins yet to be drilled on the Terronera property.

The initial plant design by Smith Foster & Associates is for 1,000 tpd, however, the crushing circuit and plant building have been over-sized so that the plant can be easily and economically expanded to 2,000 tpd once justified by increased resources.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release. The Qualified Persons for the PEA are Peter Smith, P. Eng, Eugene Iasillo, P.E., Eugene Puritch, P.Eng, Richard Sutcliffe, P. Geo., David Burga, P. Geo., Jarita Barry, P. Geo., Richard Routledge, P. Geo., James Pearson, P.Eng., Scott Fleming, P.E.. The Report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico" will be completed and filed on SEDAR within a fewdays of this news release.

About Endeavour - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Assumed salvage value of the mine equipment at end of mine life may be lower, and closure costs of the mine may be higher, than what was assumed in the PEA. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com